Exhibit XI

NORDIC INVESTMENT BANK | FINANCING THE FUTURE

Interim Financial Report

January–June 2020

Table of Contents

3	Highlights

3	Key figures and ratios

4	President and CEO's comments

5	Operating and financial review

5	Total comprehensive income

8	Financial position

11	Financial statements

11	Statement of comprehensive income

12	Statement of financial position

14	Statement of changes in equity

15	Cash flow statement
17	Notes to the interim financial statements

17	Note 1 - Segment information

19	Note 2 - Net interest income

19	Note 3 - Net profit on financial operations

20	Note 4 - Expected credit loss

20	Note 5 - Net loan losses

21	Note 6 - Lending outstanding

21	Note 7 - Debts evidenced by certificates

22	Note 8 - Classification of financial instruments

23	Note 9 - Fair value of financial assets and liabilities

24	Note 10 - Post balance sheet events

24	Note 11 - Basis of preparation

24	Ratio definitions

26	Report on Review of Interim Financial Report

2 | Interim Financial Report

 Highlights
During the six month period ending 30 June 2020, a total of EUR 3,449 million in new loans were agreed and EUR 2,836 million were disbursed compared to EUR 1,339 million and EUR 1,484 million respectively in 2019. On 27 March, the Board of Governors urged the Bank to support member states’ businesses to the widest extent possible to overcome the COVID-19 crisis, which resulted in a significant increase in lending activity compared to corresponding period in 2019.

The net profit for the period January–June 2020 was EUR 80 million lower than in the same period last year. The coronavirus outbreak has affected financial markets, which have been experiencing significant volatility. These movements have resulted in unrealised losses of EUR 26 million on financial instruments NIB is holding to hedge its interest rate risks and in its liquidity portfolio. The Bank intends to hold the related financial instruments to maturity, and as they will settle, there will be no long-term adverse impact. The Bank has also increased its expected credit loss provision by EUR 38 million due to the negative market sentiment.
 Key figures and ratios

In millions of euro unless otherwise specified	Jan-Jun 2020*	Jan-Jun 2019*	Jan-Dec 2019
Net interest income	99	107	212
Profit before net loan losses	53	91	183
Net profit	15	95	182

Loans disbursed	2,836	1,484	2,676
Loans agreed	3,449	1,339	3,316
Mandate fulfilment **	100%	100%	98%

Lending outstanding	20,478	18,715	18,931
Total assets	35,803	31,708	32,653
New debt issues	5,047	2,895	4,909
Debts evidenced by certificates	29,617	25,598	26,674
Total equity	3,689	3,641	3,735

Equity/total assets ***	10.3%	11.5%	11.4%
Profit/average equity ***	0.8%	5.2%	5.0%
Cost/income ***	33.0%	20.1%	21.9%
Number of employees at period end	228	229	229

*	Unaudited figures, to be read in conjunction with NIB's 2019 audited financial statements
**	See page 9 for mandate fulfilment explanation
***	See page 24 for ratio definitions

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President & CEO's comments January–June 2020

The COVID-19 pandemic has caused a sharp decline in global economic activity, threatening growth and employment also in the Nordic and Baltic countries. The Nordic-Baltic ministers, who are the Governors of NIB, invited the Bank already at the end of March to take swift action to help alleviate the effects of the COVID-19 crisis, thus our mission is more relevant than ever.

As an immediate response to the crisis we have substantially increased our lending. Loans have been made available to member countries and sustainable businesses that are facing short-term liquidity problems due to the crisis. We finance larger businesses directly. Small and medium-sized companies have access to our lending via financial intermediaries.

At the same time, it is of utmost importance that long-term challenges, such as climate change, shall not be forgotten during this crisis. NIB’s mission is to provide long-term financing to projects that ensure sustainable growth and lasting impact on the productivity and environment of the Nordic-Baltic region.

Disbursements in the first half of the year of EUR 2.8 billion were higher than anticipated and at a historically high level due to the Bank’s response to COVID-19. During the six-month period ending 30 June 2020, a total of EUR 3.4 billion in new loans were agreed. Due to the uncertain economic outlook, NIB has increased its provision for loan losses; however, no realised losses were recorded during the first six months of the year.

During the first six months of 2020, the Bank raised EUR 5.0 billion in new funding. Amongst other transactions, NIB issued its first EUR 1 billion NIB Response Bond. The proceeds of the bond will be used to finance projects that alleviate the social and economic consequences of the COVID-19 pandemic in our member countries.
The coronavirus outbreak has caused significant volatility in the financial markets. These movements have resulted in unrealised losses on financial instruments held by NIB to hedge its interest rate risks, and in its liquidity portfolio of EUR 26 million. The Bank intends to hold the related financial instruments to maturity, and as they settle, there will be no long-term adverse impact. Due to the negative market sentiment, the Bank has also increased its expected credit loss provision by EUR 38 million, and as a result of the above, the net profit for the period January–June 2020, was EUR 80 million lower than in the same period last year.

The banking industry has undergone significant changes since the last financial crisis in terms of capital and risk management and regulatory oversight. In order to ensure continued adherence to sound banking principles, the Bank has updated its statutes. The statutory changes expand NIB’s financing capabilities and ensure efficient control of its operations. Sound and comprehensive polices for capital and risk management allow NIB to maintain the highest possible issuer credit rating and to obtain funds from the capital markets on advantageous terms, which is essential for the implementation of its mandate. The updated Statutes are in force as of 29 July this year.

Henrik Normann, President & CEO

4 | Interim Financial Report

Operating and financial review
Total comprehensive income
January–June 2020 compared to January–June 2019

NET PROFIT
The net profit for the period January–June 2020 amounted to EUR 15.5 million, down from a net profit of EUR 94.7 million in the same period last year. Total operating income decreased from EUR 113.3 million to EUR 78.9 million due to unrealised valuation losses described below. Total operating expenses increased by EUR 3.3 million to EUR 26.1 million. The Bank has increased the expected credit loss provision resulting in net loan losses of EUR 37.3 million. The net profit for the period April-June 2020 amounted to EUR 128.2 million compared to EUR 41.0 million in the same period in 2019.

NET INTEREST INCOME
Net interest income for the period amounted to EUR 99.2 million (January–June 2019: EUR 106.5 million). Net interest income on lending activities was EUR 0.3 million higher than the corresponding period in 2019, however the interest income on treasury activities decreased by EUR 7.6 million due to the low yield environment. The net interest income for the period April-June 2020 amounted to EUR 50.3 million compared to EUR 52.9 million in the same period in 2019.

NET FEE AND COMMISSION INCOME
Net fee and commission income for the period January–June 2020 was EUR 4.9 million, compared to EUR 4.0 million in 2019, due to the higher volume of loans agreed and disbursed in the six month period under review. The net fee and commission income for the period April-June 2020 amounted to EUR 3.4 million compared to EUR 2.6 million in the same period in 2019.

NET PROFIT/LOSS FOR THE PERIOD
EUR m

NET INTEREST INCOME
EUR m

NET FEE AND COMMISSION INCOME
EUR m

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NET LOSS/PROFIT ON FINANCIAL OPERATIONS
The financial markets have experienced significant market movements because of the COVID 19 outbreak. During the first quarter, these market movements resulted in unrealised losses of EUR 129.6 million on financial instruments that NIB holds to hedge its interest rate risks and in its liquidity portfolio. During the second quarter, the Bank recorded unrealised gains of EUR 104.0 million. The net loss on financial operations for the six month period ended 30 June 2020 amounted to EUR 24.9 million compared to a net profit of EUR 2.8 million in the same period last year. The result includes realised profits of EUR 0.6 million and unrealised losses of EUR 25.6 million compared to realised losses of EUR 0.0 million and unrealised profit of EUR 2.8 million in 2019.

The unrealised valuation gains and losses on interest rate hedges arises mainly from changes of the interest rate spreads that are embedded in the Bank’s funding and lending transactions. When the Bank raises funds with fixed rates or offers borrowers fixed rate loans, it hedges the resulting interest rate risk using swaps, in which the fixed rate is swapped to the short-term money market floating rates referred to as the IBORS (e.g. LIBOR, EURIBOR, STIBOR, NIBOR etc.). In keeping with what NIB believes is industry best practice, the valuation of these swaps is based on a risk free discounting rate called OIS (Overnight Interest rate Swap). A widening of the spread between the risk free rates (the OIS rates) and the relevant IBORs applicable to each such swap creates unrealised valuation losses. As the Bank intends to hold these transactions to maturity, such that they are not sold for a price based on their market value but instead perform until the contracts end, these gains and losses would not be realised, as the transactions will settle at par. The valuation impact of interest rate hedging for the six months ended 30 June is slightly positive.
The unrealised valuation loss on assets in the Bank’s liquidity portfolio arises from widening credit spreads. The Bank maintains a large liquidity portfolio, which it invests in high quality bonds. When credit spreads widen, this results in negative valuations on the bonds. In these times of financial turbulence, credit spreads tend to rise across the board, hence also affecting NIB’s high quality bonds' valuations. As the Bank intends to hold the bonds to maturity, such that they are not sold based on the current market value, the valuation losses will reverse, as the bonds will settle at par. The net profit on financial operations for the period April-June 2020 amounted to EUR 103.3 million compared to a loss of EUR -3.9 million in the same period in 2019.

TOTAL OPERATING EXPENSES
Total operating expenses were EUR 3.3 million higher than for the corresponding period in 2019 due increases in depreciation and personnel costs. The increase in depreciation is related to the commencement of depreciation of the Bank's new treasury IT system and also on recently renovated premises during the second half of 2019. The increase in personnel costs is mainly due to the annual pay related adjustments. The total operating expenses for the period April-June 2020 amounted to EUR -13.6 million compared to EUR -12.0 million in the same period in 2019.

NET LOAN LOSSES
After the outbreak of COVID 19, the global operating environment rapidly deteriorated and as a result, the Bank has adjusted the macro-economic scenarios used to calculate the expected credit loss (“ECL”)

NET PROFIT/LOSS ON FINANCIAL OPERATIONS
EUR m

TOTAL OPERATING EXPENSES
EUR m

NET LOAN LOSSES
EUR m

6 | Interim Financial Report

provision. The change in outlook is the main driver behind the increase in the ECL provision from EUR 122.3 million at 31 December 2019 to EUR 160.1 million at 30 June 2020. There has been some limited deteriorations in the credit quality of the loan portfolio however, no significant changes have been observed to date. This provision covers both loans outstanding and treasury assets held at amortised cost.
There were no new non-performing loans during January-June and no realised losses. The loss recognised in the income statement for net loan losses of EUR 37.3 million relates to recoveries on non- performing loans of EUR 0.3 million and EUR 37.6 million related to the change in ECL on performing loans. Net loan losses for the period April-June 2020 amounted to EUR -15.2 million compared to a gain of EUR 1.4 million in the same period in 2019.

OTHER COMPREHENSIVE INCOME
The Bank separates the foreign currency basis spread from financial instruments used in fair value hedge accounting, and this separated amount is recorded in “Other comprehensive income” (OCI). For the six month period ended 30 June this amounted to a loss of EUR 20.6 million (January–June 2019: Profit EUR 9.2 million). The loss recorded is due to the widening of the cross currency basis spreads, which negatively affect the valuation of basis swaps used to convert funding currencies into lending currencies.
For financial liabilities recorded at fair value through the profit and loss, valuation changes due to changes in own credit spreads need to be recorded in OCI.  For the six month period ended 30 June 2020, the Bank recorded a positive impact from these changes of EUR 3.6 million.
The resulting total comprehensive loss for the period amounted to EUR 1.6 million, compared to a profit of EUR 103.9 million in 2019.

7 | Interim Financial Report

Financial position

LENDING OUTSTANDING
Total lending outstanding amounted to EUR 20, 478 million, comprising loans outstanding of EUR 20,350 million and Lending Green Bonds ("LGB") recorded in debt securities of EUR 128.0 million. The total disbursements during the period amounted to EUR 2,836 million, which is EUR 1,352 million higher than for the same period in 2019 mainly due to the Bank's response to the COVID-19 crisis. More information regarding loans agreed can be found on our website at Agreed Loans. Total prepayments amounted to EUR 191 million compared to EUR 1,083 million in the same period of 2019.

Total lending outstanding, excluding exchange rate and valuation effects, increased from EUR 18,931 million at 31 December 2019 to EUR 20,802 million. The book value amounted to EUR 20,478 million due to significant foreign exchange movements and fair valuations/hedge accounting effects of EUR -403 million and EUR 79 million, respectively.
DEVELOPMENT OF LENDING OUTSTANDING DURING 2020
EUR m
*	Fair valuation of lending green bonds and hedging accounting.

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LENDING HIGHLIGHTS
in EUR millions, unless otherwise specified	Jan-Jun* 2020	Jan-Jun* 2019	2019	2018	2017	2016
Loans agreed excluding green bond investments	3,449	1,339	3,185	4,269	3,665	4,221
Green bond investments	-	0	131	61	147	143
Total disbursements	2,836	1,484	2,676	4,047	3,147	3,373
Total loans disbursed by business area:	1,051
Energy and water		79	454	840	737	1,154
Infrastructure, transport and telecom	913	221	1,079	1,192	818	791
Industries and services	761	499	781	1,339	932	836
Financial institutions and SMEs	111	685	362	675	660	593
Number of loans agreements in period	31	20	55	58	55	58
Number of green bond investments in period	0	0	9	3	9	8
Lending outstanding	20,478	18,715	18,931	19,065	17,232	16,640
Member countries	19,753	17,716	18,055	17,960	15,867	14,831
Non-member countries	882	1,113	996	1,222	1,504	1,948
Loan impairment provision	-156	-114	-119	-117	-139	-139
MISSION FULFILMENT
Projects financed by NIB contribute to the Bank’s mission of improving productivity and the environment in the Nordic–Baltic countries. Before approval is given in each individual case, all eligible projects are evaluated and rated against the criteria developed based on the Bank’s mission. In response to the COVID-19 pandemic, NIB has started to provide “response loans” to alleviate the economic and social consequences of the crisis. These “response loans” are tracked separately and are not included in the standard mandate-rating. In the six-month period that ended on 30 June 2020, projects achieving a “good” or “excellent” mandate rating accounted for 100% of the total amount of loans agreed, exceeding the target of 90%.

*	Unaudited figures, to be read in conjunction with NIB's 2019 audited financial statements
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FUNDING
By the end of June, the Bank had raised EUR 5 billion (January–June 2019: EUR 3 billion) in new funding.
As called upon by its Nordic and Baltic owner countries, NIB loans have been made available to member countries and sustainable businesses that are facing economic consequences due to the COVID 19 pandemic. In order to support the Bank's COVID 19 response the 2020 funding plan has been increased accordingly.

Consequently, on 31 March, the Bank issued a three-year, EUR 1 billion NIB Response bond which was met with strong support from investors with a final order-book in excess of EUR 3.2 billion, representing the largest ever order-book for a EUR benchmark from NIB. NIB Response Bonds will finance eligible projects that aim to alleviate the social and economic impact of the pandemic in its member countries and will support their recovery process. More information on the response bond framework can be found on our website at Response Bonds. On 2 April 2020, the Nordic Investment Bank issued a SEK 4 billion NIB Response Bond, due April 2023. The SEK 4 billion issue is NIB’s largest-ever transaction denominated in Swedish krona and the books closed in excess of SEK 5.2 billion

On 23 April, NIB issued a seven year EUR 500 million NIB Environmental Bond the proceeds of which will be used to finance selected projects that are assessed to benefit the environment and to contribute to resilience and climate change mitigation in NIB's member countries.

On 13 May, the Bank issued a USD 1.5 billion global benchmark which attracted strong support in excess of USD 2.75 billion.

On 23 June, NIB issued its first Kauri bond in two years, a five-year, NZD 400 million issue.
DEBT DEVELOPMENT DURING 2020
EUR m

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Financial statements
Statement of comprehensive income

In thousands of euro	NOTE	Jan-Jun 2020*	Jan-Jun 2019*	Jan-Dec 2019
Interest income from financial assets measured at amortised cost		142,913	161,883	315,241
Interest income from financial assets measured at fair value		12,794	12,999	25,768
Interest expense		-56,494	-68,368	-129,280
Net interest income	(1)	99,213	106,514	211,729
Commission income and fees received		6,081	5,184	9,462
Commission expense and fees paid		-1,192	-1,208	-1,859
Net fee and commission income		4,889	3,976	7,603
Net loss/profit on financial operations	(3)	-24,912	2,805	14,272
Foreign exchange gains and losses		-332	33	111
Total operating income		78,858	113,329	233,715
Expenses
General administrative expenses
Personnel expenses		-17,322	-16,206	-30,496
Other administrative expenses		-5,412	-5,252	-13,872
Depreciation		-3,318	-1,286	-6,841
Total operating expenses		-26,052	-22,743	-51,209
Loss/profit before loan losses		52,806	90,585	182,506
Net loan losses	(4) (5)	-37,329	4,071	-524
Net loss/profit for the period		15,476	94,657	181,982
Other comprehensive income
Items that will not be reclassified to income statement
Fair value hedges - valuation of cross currency basis spread		-20,632	9,201	15,786
Changes in own credit risk on liabilities recorded at fair value		3,573	-	-
Total other comprehensive income		-17,059	9,201	15,786

Total comprehensive loss/income		-1,582	103,857	197,768
*	Unaudited figures, to be read in conjunction with NIB's 2019 audited financial statements
The accompanying notes are an integral part of these financial statements.

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Statement of financial position

In thousands of euro	NOTE	30 Jun 2020*	30 Jun 2019*	31 Dec 2019
ASSETS
Cash and cash equivalents		3,755,065	2,391,245	1,428,432

Placements with credit institutions		1,588,105	2,130,701	3,588,987
Debt securities		7,744,850	6,560,837	7,079,053
Other		6,694	15,123	7,585
Financial placements, total		9,339,649	8,706,660	10,675,625
Loans outstanding	(6)	20,350,487	18,714,595	18,798,979
Intangible assets		13,485	15,113	11,753
Tangible assets, property and equipment		37,645	32,530	35,899

Derivatives		1,765,249	1,348,528	1,423,391
Other assets		300,754	242,772	4,175
Other assets, total		2,066,003	1,591,301	1,427,566
Accrued interest and fees receivable		240,337	256,072	274,826
TOTAL ASSETS		35,802,671	31,707,515	32,653,078

*	Unaudited figures, to be read in conjunction with NIB's 2019 audited financial statements
The accompanying notes are an integral part of these financial statements.

12 | Interim Financial Report

In thousands of euro	NOTE	30 Jun 2020*	30 Jun 2019*	31 Dec 2019
LIABILITIES AND EQUITY
Liabilities
Short-term amounts owed to credit institutions		1,192,236	691,786	956,732
Long-term amounts owed to credit institutions		-	8,435	8,435
Owed to credit institutions, total		1,192,236	700,221	965,166
Repurchase agreements		-	-	-
Debts evidenced by certificates	(7)	29,617,465	25,597,957	26,673,647

Derivatives		1,074,627	1,288,951	1,042,227
Other liabilities		40,749	261,845	14,911
Other liabilities, total		1,115,376	1,550,795	1,057,138
Accrued interest and fees payable		188,853	217,129	221,805
Total liabilities		32,113,931	28,066,103	28,917,756

Equity		3,688,740	3,641,412	3,735,323

TOTAL LIABILITIES AND EQUITY		35,802,671	31,707,515	32,653,078

*	Unaudited figures, to be read in conjunction with NIB's 2019 audited financial statements
The accompanying notes are an integral part of these financial statements.

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Statement of changes in equity

In thousands of euro	PAID-IN CAPITAL	STATUTORY RESERVE	GENERAL CREDIT RISK FUND	SPECIAL CREDIT RISK FUND PIL	PROFIT AVAILABLE FOR APPROPRIATION	CHANGES IN OWN CREDIT RISK ON LIABILITIES RECORDED AT FAIR VALUE	HEDGING RESERVE	TOTAL
EQUITY AT 31 DECEMBER 2018	418,602	686,325	1,869,553	426,941	173,009	-	3,124	3,577,554
Profit for the period	-	-	-	-	94,657	-	-	94,657
Other comprehensive income	-	-	-	-	-	-	9,201	9,201
Total comprehensive income	0	0	0	0	94,657	-	9,201	103,857
Transactions with owners in their capacity as owners
Appropriation of profit	-	-	133,009	-	-133,009	-	-	0
Dividends	-	-		-	-40,000	-	-	-40,000
EQUITY AT 30 JUNE 2019	418,602	686,325	2,002,562	426,941	94,657	-	12,325	3,641,412
Profit for the period	-	-	-	-	87,325	-	-	87,325
Other comprehensive income	-	-	-	-	-	-	6,585	6,585
Total comprehensive income	0	0	0	0	87,325	-	6,585	93,911
EQUITY AT 31 DECEMBER 2019	418,602	686,325	2,002,562	426,941	181,982	-	18,910	3,735,323
Profit for the period	-	-	-	-	15,476	-	-	15,476
Other comprehensive income	-	-	-	-	-	3,573	-20,632	-17,059
Total comprehensive income	0	0	0	0	15,476	3,573	-20,632	-1,582
Transactions with owners in their capacity as owners
Appropriation of profit	-	-	136,982	-	-136,982	-	-	0
Dividends	-	-	-	-	-45,000	-	-	-45,000
EQUITY AT 30 JUNE 2020	418,602	686,325	2,139,544	426,941	15,476	3,573	-1,722	3,688,740

The accompanying notes are an integral part of these financial statements.

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Cash flow statement

In thousands of euro	Jan-Jun 2020*	Jan-Jun 2019*	Jan-Dec 2019
Cash flows from operating activities
Net loss/profit for the period	15,476	94,657	181,982

Adjustments:
Unrealised gains/losses of financial assets and liabilities held at fair value	29,093	9,905	3,226
ECL non-lending activities	253	44	50
Depreciation and write-down in value of tangible and intangible assets	3,318	1,286	6,841
Change in accrued interest and fees (assets)	34,488	38,375	19,631
Change in accrued interest and fees (liabilities)	-33,320	-19,499	-14,830
Net loan losses (ECL lending activities)	37,329	-4,071	524
Adjustment to hedge accounting	-2,036	-8,826	-9,243
Other adjustments to the period´s profit	2,187	-2,169	-3,826
Adjustments, total	71,313	15,044	2,373
Lending
Disbursements of loans	-2,836,334	-1,483,726	-2,545,287
Repayments of loans	927,783	1,881,455	2,814,863
Transfers of lending green bonds to debt securities	-	48,149	48,149
Capitalisations, redenominations, index adjustments, etc.	615	-10,864	-9,271
Lending, total	-1,907,936	435,015	308,454

Cash flows from operating activities, total	-1,821,147	544,715	492,809
Cash flows from investing activities
Placements and debt securities
Purchase of debt securities	-1,810,887	-1,135,498	-2,246,940
Transfers of lending green bonds to debt securities	-	-48,149	-48,149
Sold and/or matured debt securities	1,114,019	1,209,492	1,708,959
Placements with credit institutions	2,002,039	-1,971,792	-3,580,102
Other financial placements	-	107	7,910
Placements and debt securities, total	1,305,170	-1,945,840	-4,158,321
*	Unaudited figures, to be read in conjunction with NIB's 2019 audited financial statements
The accompanying notes are an integral part of these financial statements.

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In thousands of euro	Jan-Jun 2020*	Jan-Jun 2019*	Jan-Dec 2019
Other items
Acquisition of intangible assets	-3,644	-1,440	-2,941
Acquisition of tangible assets	-3,153	-2,660	-7,192
Change in other assets	-64,243	-911	293
Other items, total	-71,040	-5,011	-9,839

Cash flows from investing activities, total	1,234,130	-1,950,851	-4,168,161

Cash flows from financing activities
Debts evidenced by certificates
Issues of new debt	4,819,115	2,666,577	4,908,757
Redemptions	-1,965,553	-3,420,578	-4,588,630
Debts evidenced by certificates, total	2,853,563	-754,001	320,127

Other items
Long-term placements from credit institutions	-8,435	-1,051	-1,051
Change in swap receivables excluding fair value changes	-11,455	51,923	-136,802
Change in swap payables excluding fair value changes	100,796	-396,767	-493,868
Change in other liabilities	-1,823	5,408	-1,549
Dividend paid	-45,000	-40,000	-40,000
Other items, total	34,084	-380,486	-673,270

Cash flows from financing activities, total	2,887,646	-1,134,486	-353,143

CHANGE IN CASH AND CASH EQUIVALENTS, NET	2,300,630	-2,540,622	-4,028,495

Opening balance for cash and cash equivalents, net	471,700	4,182,512	4,182,512
Exchange rate adjustments	-209,501	57,569	317,683
Closing balance for cash and cash equivalents, net	2,562,829	1,699,458	471,700

Additional information to the statement of cash flows
Interest income received	190,196	213,231	360,603
Interest expense paid	-89,446	-87,867	-144,104
*	Unaudited figures, to be read in conjunction with NIB's 2019 audited financial statements

The accompanying notes are an integral part of these financial statements. The cash flow statement has been prepared using the indirect method and cash flow items cannot be directly concluded from the statements of financial positions.

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Notes to the interim financial statements
Note 1: Segment information

In thousands of euro	LENDING	ASSET AND LIABILITY MANAGEMENT	PORTFOLIO MANAGEMENT	TREASURY TOTAL	TOTAL
Net interest income	76,472	10,600	12,141	22,741	99,213
Commission income and fees received	5,990	91	-	91	6,081
Commission expense and fees paid	-35	-945	-213	-1,158	-1,192
Net profit on financial operations	-5,149	-7,630	-12,133	-19,763	-24,912
Foreign exchange gains and losses	-	-332	-	-332	-332
Operating expenses	-16,834	-6,453	-2,765	-9,218	-26,052
Net loan losses	-37,329	-	-	-	-37,329
Profit for period ended 30 June 2020	23,115	-4,669	-2,970	-7,638	15,476

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In thousands of euro	LENDING	ASSET AND LIABILITY MANAGEMENT	PORTFOLIO MANAGEMENT	TREASURY TOTAL	TOTAL
Net interest income	76,219	14,175	16,120	30,295	106,514
Commission income and fees received	3,826	1,358	-	1358	5,184
Commission expense and fees paid	-37	-975	-196	-1,171	-1,208
Net profit on financial operations	817	-3,527	5,516	1,988	2,805
Foreign exchange gains and losses	-	33	-	33	33
Operating Expenses	-14,750	-5,596	-2,398	-7,994	-22,743
Net loan losses	4,071	-	-	-	4,071
Profit for period ended 30 June 2019	70,146	5,468	19,042	24,509	94,657

In thousands of euro	LENDING	ASSET AND LIABILITY MANAGEMENT	PORTFOLIO MANAGEMENT	TREASURY TOTAL	TOTAL
Net interest income	153,144	29,863	28,723	58,585	211,729
Commission income and fees received	7,405	2,057	-	2,057	9,462
Commission expense and fees paid	-78	-1,563	-218	-1,781	-1,859
Net profit on financial operations	541	6,748	6,983	13,731	14,272
Foreign exchange gains and losses	-	111	-	111	111
Operating expenses	-33,013	-12,737	-5,458	-18,196	-51,210
Net loan losses	-524	-	-	-	-524
Profit for year ended 31 December 2019	127,475	24,478	30,029	54,507	181,982

18 | Interim Financial Report

Note 2: Net interest income

In thousands of euro	Jan-Jun 2020	Jan-Jun 2019	Jan-Dec 2019
Cash and cash equivalents	-6,894	-1,053	-2,725
Placements with credit institutions	-5,245	-3,806	-12,872
Debt securities	28,507	30,608	60,757
Loans outstanding	139,312	149,034	295,726
Other interest income	27	100	123
Total, interest income	155,707	174,882	341,009
Of which, interest income from financial assets measured at amortised cost	142,913	161,883	315,241
Short-term amounts owed to credit institutions	2,780	1,196	3,199
Long-term amounts owed to credit institutions	21	26	50
Short-term repurchase agreements	5	-	-
Debts evidenced by certificates	-239,616	-281,719	-558,100
Swap contracts and other interest expenses, net	180,315	212,129	425,572
Total, interest expense	-56,494	-68,368	-129,280
Of which, interest expense from financial liabilities measured at amortised cost	-100,647	-175,093	-312,116
Net interest income	99,213	106,514	211,729
Note 3: Net loss/profit on financial operations

In thousands of euro	Jan-Jun 2020	Jan-Jun 2019	Jan-Dec 2019
Financial instruments held at fair value, realised gains and losses	685	57	2,715
Financial instruments held at fair value, unrealised gains and losses	-27,345	-5,953	2,250
Financial instruments held at amortised cost, realised gains and losses	-36	-80	73
Expected credit loss on financial placements	-253	-44	-10
Adjustment to hedge accounting, unrealised gains and losses of fair value hedges	2,036	8,826	9,243
Net loss/profit on financial operations	-24,912	2,805	14,272

19 | Interim Financial Report

Note 4: Expected credit loss

In thousands of euro	STAGE 1	STAGE 2	STAGE 3	TOTAL
Balance at 31 December 2018	26,080	13,988	80,097	120,165
Transfer to Stage 1	1,314	-1314	-	0
Transfer to Stage 2	-	-	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	3,482	67	-	3,549
Amortisations and repayments	-2,973	-1431	-	-4,403
Impact of remeasurment on existing assets	-130	-1653	-1,387	-3,170
Foreign exchange adjustments and other changes	-	-	603	603
Net change income statement	1,693	-4,331	-784	-3,423

Balance at 30 June 2019	27,773	9,657	79,313	116,741
Transfer to Stage 1	3,277	-3,277	-	0
Transfer to Stage 2	-264	264	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	3,810	2298	-	6,108
Amortisations and repayments	-2,206	-2,744	-	-4,950
Impact of remeasurment on existing assets	-3,815	7,484	-268	3,401
Foreign exchange adjustments and other changes	-	-	986	986
Net change income statement	802	4,025	718	5,546

Balance at 31 December 2019	28,575	13,682	80,031	122,287
Transfer to Stage 1	47	-47	-	0
Transfer to Stage 2	-5,038	5,038	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	3,935	504	-	4,439
Amortisations and repayments	-1,577	-1,050	-	-2,627
Impact of remeasurment on existing assets	6,507	29,560	-296	35,770
Foreign exchange adjustments and other changes	-	-	266	266
Net change income statement	3,874	34,004	-30	37,848

Balance at 30 June 2020	32,449	47,687	80,000	160,136
ECL - STATEMENT OF FINANCIAL POSITION
In thousands of euro	30 Jun 2020	30 Jun 2019	31 Dec 2019
Loans outstanding	156,254	114,050	119,165
Other receivables	1,844	1,815	1,838
Commitments (recorded in other liabilities)	1,494	550	994
Financial placements	544	326	291
Total	160,136	116,741	122,287

ECL - STATEMENT OF COMPREHENSIVE INCOME
In thousands of euro	Jan-Jun 2020	Jul-Dec 2019	Jan-Jun 2019
Net result on financial operations (Note 3)	-253	34	-44
Net loan losses (Note 5)	-37,329	-4,595	4,071
Foreign exchange gains and losses	-266	-986	-603
Total recognised in income statement	-37,848	-5,546	3,423

Note 5: Net loan losses

In thousands of euro	Jan-Jun 2020	Jan-Jun 2019	Jan-Dec 2019
Change in expected credit loss on performing loans	-37,625	2,684	-2,179
Change in expected credit loss on non-performing loans	296	1,387	1,655
Decrease of provisions to cover realised loan losses	-	-	-
Realised loan losses	-	-	-
Net loan losses	-37,329	4,071	-524
There were no realised losses for the periods Jan-Jun 2020, Jan-Jun 2019 or Jan-Dec 2019.

20 | Interim Financial Report

Note 6: Lending outstanding

In thousands of euro	Jan-Jun 2020	Jul-Dec 2019	Jan-Jun 2019
Opening Balance	18,931,294	18,715,115	19,065,056
Disbursements	2,836,334	1,192,361	1,483,726
Amortisations	-737,096	-755,483	-798,003
Prepayments	-190,686	-177,926	-1,083,452
Changes in expected credit losses	-36,830	-4,152	3,691
Foreign exchange movements	-402,975	6,497	1,081
Fair value adjustments	-1,430	-3,487	10,379
Hedge accounting adjustments	80,474	-41,693	81,131
Other	-608	62	-48,494
Closing balance	20,478,477	18,931,294	18,715,115
Lending outstanding at 30 June 2020, comprises loans outstanding of EUR 20,350,487 thousand and lending green bonds of EUR 127,990 thousand recorded in Debt securities.
Note 7: Debts evidenced by certificates

In thousands of euro	Jan-Jun 2020	Jul-Dec 2019	Jan-Jun 2019
Opening Balance	26,673,647	25,597,957	25,651,370
New debt issues	5,047,140	2,014,226	2,894,531
Amortisations	-1,802,812	-1,111,556	-3,128,094
Calls and buy backs	-163,544	-60,316	-459,326
Foreign exchange movements	-686,189	273,302	67,115
Fair value adjustments	3,189	-81,127	82,928
Hedge accounting adjustments	545,231	205,517	322,592
Other	803	-164,357	166,841
Closing balance	29,617,465	26,673,647	25,597,957

21 | Interim Financial Report

Note 8: Classification of financial instruments

In millions of euro	AMORTISED COST (AC)	FAIR VALUE THROUGH PROFIT AND LOSS (FVTPL)	DERIVATIVES FOR HEDGING	TOTAL
Financial assets
Cash and cash Cash and cash equivalents	1,160	2,595	-	3,755
Financial placements with credit institutions	9	1,579	-	1,588
Debt securities	2,121	5,624	-	7,745
Other financial placements		7	-	7
Loans outstanding	20,333	17	-	20,350
Derivatives		778	988	1,765
Total 30 June 2020	23,623	10,600	988	35,210

Financial liabilities
Short-term amounts owed to credit institutions	1,192	-	-	1,192
Long-term amounts owed to credit institutions	0	-	-	0
Repurchase agreements	0	-	-	0
Debt securities issued	29,151	466	-	29,617
Derivatives		179	895	1,075
Total 30 June 2020	30,344	646	895	31,884
In millions of euro	AMORTISED COST (AC)	FAIR VALUE THROUGH PROFIT AND LOSS (FVTPL)	DERIVATIVES FOR HEDGING	TOTAL
Financial assets
Cash and cash Cash and cash equivalents	1,074	1,318	-	2,391
Financial placements with credit institutions	9	2,122	-	2131
Debt securities	2,018	4,543	-	6,561
Other financial placements	-	15	-	15
Loans outstanding	18,682	33	-	18,715
Derivatives	-	741	607	1,349
Total 30 June 2019	21,783	8,772	607	31,161

Financial liabilities
Short-term amounts owed to credit institutions	692	-	-	692
Long-term amounts owed to credit institutions	8	-	-	8
Repurchase agreements	-	-	-	-
Debt securities issued	24,743	855	-	25,598
Derivatives	-	199	1,090	1,289
Total 30 June 2019	25,443	1,054	1,090	27,587

22 | Interim Financial Report

Note 9: Fair value of financial assets and liabilities

	30 Jun 2020		30 Jun 2019		31 Dec 2019
In thousands of euro	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets
Cash and cash Cash and cash equivalents	3,755	3,755	2,391	2,390	1,428	1,428
Financial placements with credit institutions	1,588	1,588	2,131	2,131	3,589	3,589
Debt securities	7,745	7,806	6,561	6,635	7,079	7,135
Other financial placements	7	7	15	15	8	8
Loans outstanding	20,350	20,193	18,715	18,915	18,799	18,985
Derivatives	1,765	1,765	1,349	1,349	1,423	1,423
Total	35,210	35,115	31,161	31,434	32,326	32,568

Financial liabilities
Short-term amounts owed to credit institutions	1,192	1,192	692	692	957	957
Long-term amounts owed to credit institutions	-	-	8	8	8	8
Repurchase agreements	-	-	-	-	-	-
Debt securities issued	29,617	29,520	25,598	24,501	26,674	26,670
Derivatives	1,075	1,075	1,289	1,289	1,042	1,042
Total	31,884	31,787	27,587	26,490	28,681	28,678

23 | Interim Financial Report

Note 10: Post Balance Sheet Events
On 29 July 2020, the amended Statutes of the Bank entered into force. The approved changes to the Statutes include:
•
Replacing the current statutory gearing limit with a risk-based comprehensive framework for capital and liquidity management in accordance with sound banking principles and introducing minimum requirements for capital, liquidity and leverage.

•
Discontinuing the special loan facilities for Project Investment Loans (PIL) and Environmental Investment Loans (MIL). The outstanding amounts under the PIL and MIL facilities, as well as new lending of this type, will become part of NIB’s ordinary lending. The special credit risk fund PIL recorded in equity will be converted into paid-in capital and the owner countries’ guarantees have been converted into callable capital. The Environmental Investment Loan (MIL) facility has been discontinued without any conversion of guarantees.

•	Improving institutional governance, clarifying the role of the Bank’s Control Committee and the external auditors and strengthening the role of the Chairmanship of the Control Committee.
•
Allowing for equity participations as a new form of financing for the Bank in addition to loans and guarantees. However, this would require a unanimous pre-approval of the Board of Directors and is subject to limits based on available capital.

Note 11: Basis of preparation
This interim financial statements are presented in accordance with IAS 34 “Interim Financial Reporting”. The accounting policies and methods of computation are the same as described in Note 1 of NIB’s Financial Report 2019.

There have been no material changes in relation to transactions with related parties compared to those described in Note 25 "Related party disclosures" in the 2019 IFRS financial statements.

RATIO DEFINITIONS

Equity/total assets =	Total equity at reporting date
Total assets at reporting date
Profit/average equity =	Annualised profit for the period
Average equity for the period
Cost/income =	Total operating expenses for the period
Total operating income for the period

24 | Interim Financial Report

HELSINKI, 26 AUGUST 2020

Esther Finnbogadóttir (Chair of the Board)

Julie Sonne	Madis Üürike	Pekka Morén

Līga Kļaviņa	Jurgita Uzieliené	Ole Hovland
(Deputy Chair of the Board)

Sven Hegelund

Henrik Normann (President & CEO)

25 | Interim Financial Report

Review Opinion
To the Board of Directors of Nordic Investment Bank

Report on Review of Interim Financial Report

INTRODUCTION
We have reviewed the interim financial report of Nordic Investment Bank consisting of balance sheet as of June 30, 2020 and the related statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.
Management is responsible for the preparation and fair presentation of this interim financial report in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial report based on our review.

SCOPE OF REVIEW
We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”
A review of the interim financial report consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
CONCLUSION
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial report does not present fairly, in all material respects, the financial position of the entity as at June 30, 2020, and of its financial performance and its cash flows for the six-month period then ended in accordance with IAS 34.

Helsinki, 26 August 2020

Ernst & Young Oy	Ernst & Young AB
Authorized Public	Authorized Public
Accountant Firm	Accountant Firm

Terhi Mäkinen	Mona Alfredsson
Authorized Public	Authorized Public
Accountant	Accountant

26 | Interim Financial Report